Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

November 7, 2024

Confidential

Ms. Nasreen Mohammed

Ms. Lyn Shenk

Mr. Nicholas Nalbantian

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ten-League International Holdings Limited
Response to the Staff’s Comments on Amendment No. 8 to Registration Statement on Form F-1 Filed on October 25, 2024 File No. 333-275240

Dear Ms. Mohammed, Ms. Shenk, Mr. Nalbantian, Ms. Jaskot:

On behalf of our client, Ten-League International Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated October 28, 2024 on the Company’s Registration Statement filed on October 25, 2024.

The Company respectfully advises the Staff that, subject to market conditions, it plans to launch the road show for the proposed offering as soon as possible. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Amendment No. 8 to Registration Statement on Form F-1, Filed October 25, 2024

Exhibits

1.	We note counsel’s opinion that the statements under the caption “Material Tax Considerations” in the prospectus forming part of the Registration Statement, to the extent that they constitute statements of Cayman Islands law, are accurate in all material respects. This statement fails to identify the specific tax issue on which counsel is opining. Please have counsel revise to opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Refer to Section III.C.2. of Staff Legal Bulletin No. 19 (CF) located at our web-site.

In response to the Staff’s comment, counsel’s opinion letter in Exhibit 5.1 has been revised accordingly.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via email at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise Liu
Louise Liu
Partner

cc:

Jison Lim, Director and Chairman, Ten-League International Holdings Limited

Lim Boon Ping, Chief Financial Officer, Ten-League International Holdings Limited

Henry F. Schlueter, Esq., Schlueter & Associates, P.C.